UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atento S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L0427L204

(CUSIP Number)

Man Group plc
Riverbank House, 2 Swan Lane
London, EC4R 3AD, United Kingdom
+44-207-144-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. L0427L204	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
GLG Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,062,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,062,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,062,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. L0427L204	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
Man Group plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,062,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,062,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,062,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. L0427L204	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
Man Funds VI plc – Man GLG High Yield Opportunities

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
977,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
977,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
977,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

INTRODUCTION

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on March 13, 2023 (as amended, restated or modified from time to time, including by this Amendment, the “Schedule 13D”) with respect to the information contained therein pertaining to the Reporting Persons. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following as the second to last paragraph thereof:

On May 19, 2023, the Initial Cooperating Noteholders entered into a Director Nomination Agreement (the “Agreement”) with the Issuer pursuant to which, for so long as the Initial Cooperating Noteholders collectively beneficially own any 2025 Notes, (i) the Initial Cooperating Noteholders (jointly and not individually) will have the right (but not the obligation) to nominate one director (the “Nominee”) selected (jointly and not individually) by the Initial Cooperating Noteholders to the Issuer’s board of directors (the “Board”), which Nominee will promptly fill the existing vacancy on the Board at the next meeting of the Board or by written resolution of the Board, and (ii) the Issuer has agreed, among other things, (a) that the Board will include such Nominee in the slate of nominees recommended to the shareholders of the Issuer for election or re-election at each annual or any other general meeting of the shareholders or by written consent at which directors are elected and (b) to support such appointment in a manner no less rigorous and favorable than the manner in which the Board supports its other nominees. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following at the end thereof:

Director Nomination Agreement

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1
Director Nomination Agreement, dated May 19, 2023 (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 23, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2023	GLG PARTNERS LP

By: /s/ Katherine Squire
Name: Katherine Squire
Title: Chief Compliance Officer

Date: May 23, 2023	MAN GROUP PLC

By: /s/ Antoine Forterre
Name: Antoine Forterre
Title: Chief Financial Officer & Chief Operating Officer

Date: May 23, 2023	MAN FUNDS VI PLC - MAN GLG HIGH YIELD OPPORTUNITIES

By: GLG Partners LP, its investment manager

By: /s/ Katherine Squire
Name: Katherine Squire